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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 10)


                          SunAmerica Inc.
                         ----------------
                         (Name of Issuer)


                            Common Stock
                   ------------------------------
                   (Title of Class of Securities)


                            866 930 10 0
                           --------------
                           (CUSIP Number)


                            Cindy Quane
                1999 Avenue of the Stars, Suite 3170
                       Los Angeles, CA 90067
                           (310) 843-3680
      --------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)


                            June 7, 1996
      -------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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                            Schedule 13D

CUSIP No. 866 930 10 0
          ------------

1.     Names of Reporting Persons S.S. or I.R.S. Identification No.
       of above persons:     Eli Broad
                             ###-##-####

2.     Check Appropriate Box if a member of a group:       (a) / /
                                                           (b) / /

3.     SEC use only:

4.     Source of funds:  OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.     Citizenship or place of organization:  U.S.A.

7.     Sole voting power:  7,626,256

8.     Shared voting power:  32,568

9.     Sole dispositive power:  7,388,347

10.    Shared dispositive power: 32,568

11. Aggregate amount beneficially owned by each reporting person:

       7,658,824

       Of these shares, 3,078,677 are held in the form of Common
       Stock, and 4,580,147 are held in the form of Nontransferable Class B Stock, which is convertible at any time into Common Stock ("Class B Stock").

12. Check box if the aggregate amount in Row (11) excludes certain shares: / /

13.    Percent of Class represented by amount in Row (11):

       Common Stock   (assuming exercise of stock options
                       and conversion of Class B stock)      12.7%

       Class B Stock  84.4%

14.    Type of reporting person:  IN



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                            SCHEDULE 13 D

                          AMENDMENT NO. 10

                           SUNAMERICA INC.

               This Amendment is filed on behalf of Eli Broad (the "Reporting Person").

               The undersigned hereby amends Amendment No. 9 to
Schedule 13D filed on April 20, 1994 (as amended, "Schedule 13D"), relating to the Common Stock ($1.00 par value) of SunAmerica Inc. in the respects hereinafter set forth. Unless otherwise indicated in this Amendment, all terms referred to herein shall have the same meanings as used or defined in the Schedule 13D.


ITEM 1 -       Security and Issuer
               -------------------

               Common Stock $1.00 par value of SunAmerica Inc., 1
SunAmerica Center, Los Angeles, California  90067-6022.

ITEM 2 -       Identity and Background
               -----------------------

               (a)    Name:   Eli Broad

               (b)    Business Address:  1 SunAmerica Center,
                      Los Angeles, California  90067-6022

               (c) Principal Employment: Chairman of the Board, Chief Executive Officer and President,
                      SunAmerica Inc., 1 SunAmerica Center, Los
                      Angeles, California  90067-6022

               (d)    Criminal Proceedings:  None

               (e)    Civil Proceedings:  None

               (f)    Citizenship:  U.S.A.

ITEM 3 -       Source and Amount of Funds or Other Consideration
               -------------------------------------------------

               Under that certain Share Exchange Agreement dated as of January 12, 1996 among SunAmerica Inc., hereinafter referred to as the "Issuer", Stanford Ranch, Inc., a Delaware corporation controlled by the Reporting Person, and the shareholders of Stanford Ranch, Inc., a California corporation, including the Reporting Person, the Issuer issued 2,862,500 shares of Common Stock, $1 par value ("Common Stock") in exchange for all of the outstanding shares of common stock of Stanford Ranch, Inc. (the "Share Exchange"), the principal asset of which immediately prior to such exchange was 2,902,500 shares of the Issuer's Class B Stock




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

("Class B Stock"), par value $1 per share, which is convertible into an equal number of shares of Common Stock. The Reporting Person owned, directly or indirectly, 73% of the outstanding Common Stock of Stanford Ranch, Inc., and was considered to exercise indirect voting control of the 2,902,500 shares of Class B prior to the Share Exchange.

       Under the Share Exchange, the Reporting Person acquired 208,962 shares of Common Stock in exchange for the Reporting Person's shares on Stanford Ranch, Inc., and the Donald and Glorya Kaufman 1980 Children's Trust, held by Eli Broad as Trustee, to which the Reporting Person has voting and dispositive power, acquired 695,588 shares of Common Stock.

ITEM 4 -       Purpose of Transaction
               ----------------------

               The Reporting Person may, subject to market and other conditions, purchase additional shares of the Issuer, dispose of some or all of his shares, or consider the possibility of any such plan or proposal from time to time in amounts not yet determined. The Reporting Person does not have any plans or proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 -       Interest in Securities of the Issuer
               ------------------------------------

               (a) The Reporting Person beneficially owns 7,658,824 shares of Common Stock and Class B Stock, which is approximately 12.7% of the outstanding shares (based upon 60,168,028 shares of Common Stock outstanding as of June 7, 1996, which amount assumes conversion of Reporting Person's 4,580,147 Class B stock, which shares are convertible at any time to Common Stock on a share for share basis, and exercise of 1,344,234 stock options granted under the Issuer's employee stock plans which are or which will be exercisable within sixty
                      (60) days).  Of the 7,658,824 shares,
                      3,078,677 are Common Stock of which 730,414 shares are directly owned by the Reporting person; 237,909 shares represent restricted shares granted under the Issuer's employee stock plans as to which the Reporting Person has voting, but no dispositive power; 37,923 shares are registered in the name of a corporation, of which 100% is owned directly and indirectly by the Reporting Person and of which the Reporting Person is a director and has sole voting and dispositive powers; 695,588 shares are registered in the name of a trust, of which the Reporting Person is the trustee and has sole voting and dispositive powers; 32,568 shares are held by



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                      The Eli and Edythe Broad Foundation of which
                      the Reporting Person is director and as to which he has shared voting and dispositive powers with two other directors; 1,344,234 shares represent stock options granted under the Issuer's employee stock plans which are or which will be exercisable within sixty
                      (60) days and as to which the Reporting
                      Person has no voting or dispositive power until exercised; 41 shares, acquired under the SunAmerica 401(k) plan and purchased by company contributions, to which the Reporting Person has sole voting and dispositive power; and 4,580,147 shares are of Class B Stock, which is approximately 84.4% of the outstanding shares (based upon 5,424,324 shares of Class B Stock outstanding as of June 7, 1996), of which 4,228,070 shares are held directly by the Reporting Person; and 352,077 shares are registered in the name of a corporation, of which 100% is owned directly and indirectly by the Reporting Person and of which he is a director and has sole voting and dispositive powers.

               (b) Of the aggregate 7,658,824 shares of Common Stock and Class B Stock, the Reporting Person has sole voting power over 7,626,256 shares of Common Stock and Class B Stock, and sole dispositive power over 7,388,347 shares. The Reporting Person has no dispositive power over 237,909 shares which represent restricted shares granted under the Issuer's employee stock plans. The Reporting Person shares voting and dispositive powers with two other directors over 32,568 shares of Common Stock held by The Eli and Edythe Broad Foundation. The following information is supplied as to those two other directors:

                      (i)      Leroy Golman                (i)      Richard D. Rohr

                      (ii)     540 Warner Avenue           (ii)     100 Renaissance Ctr.
                               Los Angeles, California              34th Floor
                               90024                                Detroit, Michigan
                                                                    48243

                      (iii)    Consultant                  (iii)    Attorney-at-Law,
                                                                    Partner
                                                                    Bodman, Longley &
                                                                    Dahling

                      (iv)     None                        (iv)     None

                      (v)      None                        (v)      None

                      (vi)     U.S.A.                      (vi)     U.S.A.


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               (c)    Refer to Item 3 for description of the
                      Reporting Person's transaction in the
                      securities reported.

               (d) The corporation referred to in Paragraph (b) of Item 5 above has the right to receive or the power to direct the receipts of dividends from, and the proceeds from the sale of, such shares of the Issuer owned by it. The Foundation described in Paragraph (b) of Item 5 above has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 32,568 shares of the Issuer owned by the Foundation.

               (e)    Not applicable.

ITEM 6 -       Contracts, Arrangements, Understandings and
               Relationships with Respect to Securities of the
               Issuer
               ------------------------------------------------

               In connection with the issuance by Merrill Lynch & Co., Inc. ("ML") of up to 3,450,000 Structured Yield Product Exchangeable for Stock, 7-1/4% STRYPES(SM) Due June 15, 1999 securities, the Reporting Person has entered into an Agreement (the "Stock Agreement") with ML pursuant to which, in consideration of the payment to him of $131,684,656.72 at the time of execution of the Stock Agreement, he is obligated to deliver to ML up to 3,450,000 shares of Class B Stock of the Issuer (or the cash equivalent thereof), subject to the Reporting Person's right to redeem the delivery obligation prior thereto, which redemption could result in the Reporting Person's delivering fewer than 3,450,000 shares if the price of the Common Stock at such time is in excess of the applicable redemption price. The Stock Agreement securities and the Stock Agreement contract reported herein are described more fully in a Prospectus dated June 6, 1996, which consists of a prospectus supplement and a base prospectus, which base prospectus forms a part of a Registration Statement, File No. 33-65135, of ML.

               The Reporting Person has the right to purchase 1,344,234 shares of Common Stock within sixty (60) days from this filing and also has been granted 237,909 restricted shares under the Issuer's employee stock plans. Unless or until such options are exercised, the Reporting Person does not have voting or dispositive powers with respect to such option shares. With respect to the restricted shares, the Reporting Person has voting, but no dispositive power until such time as the restrictions thereon lapse.

ITEM 7 -       Material to be Filed as Exhibits
               --------------------------------

               The Share Exchange Agreement among SunAmerica Inc., Stanford Ranch, Inc., a Delaware corporation and the shareholders of Stanford Ranch, Inc., a California corporation, contained in the


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

Notice of SunAmerica Inc. 1996 Annual Meeting of Shareholders and
Proxy Statement filed with the Securities and Exchange Commission on January 16, 1996 is incorporated by referenced herein.

               The Stock Agreement between Merrill Lynch Capital Services, a Delaware corporation and a wholly-owned subsidiary of Merrill Lynch & Co., Inc., a Delaware corporation, ML & Co and Eli Broad filed as an exhibit to the Registration Statement on Form S-3, Registration No. 33-65135 are incorporated by referenced herein.


                             SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                     /s/ ELI BROAD
                                     ___________________________
                                     Eli Broad




Dated: June 27, 1996